Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Translational Data From the DeCidE1 Clinical Study in Patients with Advanced, Recurrent Ovarian Cancer to be Presented at SITC Annual Meeting

• MVP-S treatment increased survivin-specific T and B cell tumor infiltration, further validating the MVP-S mechanism of action
• Immunogenic/inflamed tumors are more susceptible to treatment with MVP-S
• Potential mechanisms of primary resistance to treatment were identified

Dartmouth, Nova Scotia, and Cambridge, Mass., November 9th, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and blood cancers while preserving patients’ quality of life, today announced that translational data from the Phase 2 clinical study in patients with advanced, recurrent ovarian cancer will be presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting.

“Treatment with MVP-S elicited an immune response involving both survivin-specific T and B cells, which further extends our understanding of the MVP-S mechanism of action,” said Jeremy Graff, Ph.D., Chief Scientific Officer at IMV Inc. “These results help to bolster further confidence in the therapeutic mechanism of MVP-S based treatment and set the stage for the design of the next Phase 2B study in advanced, recurrent ovarian cancer patients, expected to begin next year.”

Twenty-two women with advanced, recurrent ovarian cancer were enrolled in the DeCidE1 study.

Translational analyses showed that:

  A higher baseline CD3+CD8+ T cell infiltration in tumor tissue was evident in patients with clinical benefit (defined as >10% on-treatment tumor regression)

  Likewise, B cell pathway genes were significantly upregulated in patients with clinical benefit

  MVP-S treatment induced increased T and B cell infiltration into tumor on-treatment when compared to the pre-treatment tumor biopsy sample taken from a patient with defined clinical response by RECISTv1.1.

  Upregulation of genes or pathways related to immune-suppression (e.g. WNT pathway) or immune evasion/exclusion (CD276, Arg2) were significantly associated with lack of anti-tumor activity, suggesting a potential mechanism for treatment failure.

These findings suggest that immunogenic tumors are more susceptible to MVP-S treatment, in line with its mechanism of action. Collectively, these results provide insight for possible predictors of response to treatment with MVP-S. These translational data will inform the design of next IMV-sponsored clinical trial in patients with advanced, recurrent ovarian cancer, expected to be initiated in 2022. The study will evaluate MVP-S with intermittent low dose cyclophosphamide (CPA).

The poster will be presented on November 12, 2021, by Oliver Dorigo, M.D., Ph.D., Director and Associate Professor, Division Gynecologic Oncology, Department of Obstetrics and Gynecology at the Stanford University, CA.

  Poster Title: Identification of potential response predictors to maveropepimut-S (DPX-Survivac), a novel T cell activating immunotherapy, in patients with advanced recurrent ovarian cancer

  Poster Number: 353

  Dr. Dorigo will be present in person at lunch time (12:40–2:10 p.m. EST) and during the poster reception (7–8:30 p.m. EST)

  An e-poster presentation will be available under the Scientific Publications & Posters section on IMV’s website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (MVPS-S, formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates and the anticipated timing of the Company’s clinical trial programs and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681 M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com